FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For April 2006

CHAI-NA-TA CORP.

Unit 100 – 12051 Horseshoe Way

Richmond, BC  V7A 4V4

Attachments:

News Release dated April 3, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]     Form 40-F – [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ] No – [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Date:  April 3, 2006

Wilman Wong

Chief Financial Officer/Corporate Secretary

Unit 100 – 11300 No. 5 Road Richmond, BC V7A 5J7 Canada
Toll Free in Canada & USA: 1-800-406-ROOT (7668)
Telephone:(604) 272-4118 Facsimile: (604) 272-4113
TSX: “CC” • OTCBB: “CCCFF”
Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp.’s Common Shares suspended

RICHMOND, BRITISH COLUMBIA – April 3, 2006 – Chai-Na-Ta Corp. (the “Company”) (TSX: “CC”; OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, announced the Company’s common shares have been suspended for trading on the Toronto Stock Exchange (the “TSX”) effective at the close of market on March 31, 2006.  The suspension was imposed because the Company does not meet certain of the continued listing requirements of the TSX.

The Company anticipates that it will be delisted from the TSX effective after the close of business on April 28, 2006, as it must meet the TSX’s original listing requirements by that date to prevent this from happening, and management does not expect that this will occur.

The Company’s common shares will continue to be available for quotation and trading on NASDAQ’s Over the Counter Bulletin Board (the “OTCBB”).

The Company was suspended in part because it did not meet the TSX’s continued listing requirement that the market value of publicly held securities of a TSX-listed issuer must not be less than $2 million over any period of 30 consecutive trading days.  In determining whether the Company met this $2 million threshold, the TSX did not take into account the 77% of the Company’s shares owned by its principal shareholder Herb King International Limited, as these are deemed not to be publicly held.  The determination was made on the basis of the market value of the remaining 23% of the Company’s shares held by other holders.  The TSX also regarded the Company as not meeting the TSX continued listing requirements relating to financial condition and/or operating results.

The trading price of the Company’s common shares has been depressed in recent months due to a number of factors previously been disclosed by the Company.  The Company continues to experience delays in selling its ginseng inventory, as buyers remain hesitant to buy ginseng root and are resistant to carrying inventory due to concerns about currency fluctuations.  The rust problem affecting British Columbia ginseng crops has also driven down the price of ginseng grown in British Columbia, and with it the value of the Company’s common shares.

The Company is taking a number of steps to address the challenges it faces, including a shares for debt transaction announced March 29, 2006 which will improve Company’s working capital.  The Company also plans to conduct all of its ginseng farming operations outside British Columbia, which will eliminate the impact on it of the rust problems affecting ginseng crops in British Columbia.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113 (FAX)

E-mail: info@chainata.com

Website: www.chainata.com